HANESBRANDS INC.
COMMON S
410345102 May 1 , 2023
Lind Value II ApS
Denmark
-0-
17,614,305
-0-
17,614,305
17,614,305
5.04% OO- Danish Limited Liability Company
Lind Invest ApS
Denmark
-0-
17,614,305
-0-
17,614,305
17,614,305
5.04% OO- Danish Limited Liability Company
Denmark
-0-
17,615,005
-0-
17,615,005
17,615,005
5.04% IN
HANESBRANDS INC.
100 East Hanes Mill Road, Winston-Salem, NC 27105
Lind Value II ApS ("Lind Value"), Lind Invest ApS ("Lind Invest") and Henrik Lind (together, the "Filers").Vaerkmestergade 25, 14, 8000 Aarhus C
Denmark
Common Stock
N/A - Private Danish Limited Liability Company
17,615,005
5.04%
17,615,005
-0-
17,615,005
-0-
/s/ Henrik Lind/s/ Henrik Lind
/s/ Henrik Lind
JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: May , 2023
Lind Value II ApS
By: __________________________________
/s/ Henrik Lind
Henrik Lind| CEO & Ultimate Owner
Lind Invest ApS
By: __________________________________
/s/ Henrik Lind
Henrik Lind| CEO & Ultimate Owner
Henrik Lind
/s/ Henrik Lind
By: __________________________________
Henrik Lind